Exhibit 99.2

Click Holdings Limited (NASDAQ: CLIK)

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the Six Months Ended December 31, 2025

The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and related notes thereto.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain statements that may be deemed “forward-looking statements” within the meaning of United States of America securities laws.  All statements, other than statements of historical fact, that address activities, events or developments that we intend, expect, project, believe or anticipate and similar expressions or future conditional verbs such as will, should, would, could or may occur in the future are forward-looking statements. Such statements are based upon certain assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. These statements include, without limitation, statements about our anticipated expenditures, the potential size of the market for our services, future development and/or expansion of our services in our markets, our ability to generate revenues. Our actual results will likely differ, perhaps materially, from those anticipated in these forward-looking statements as a result of macroeconomic factors, The forward-looking statements included in this report are subject to a number of additional material risks and uncertainties, including but not limited to the risks described in our filings with the Securities and Exchange Commission.

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and the related notes to those statements included in this filing. In addition to historical financial information, this discussion may contain forward-looking statements reflecting our current plans, estimates, beliefs and expectations that involve risks and uncertainties. As a result of many important factors, our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements.

Results of Operations

Six Months Ended December 31, 2025 Compared to Six Months Ended December 31, 2024

Revenue

Revenue increased by approximately HK$21.5 million or 57.3% from approximately HK$37.5 million for the six months ended December 31, 2024 (“6M2024”) to approximately HK$59.0 million for the six months ended December 31, 2025 (“6M2025”), due to comprehensive performance growth across all segments, comprising revenue growth from the provision of nursing solution services of approximately HK$15.2 million, revenue growth from the provision of professional and solution services of approximately HK$4.2 million and revenue growth from the provision of logistics and other solution services of approximately HK$2.2 million.

The significant growth in revenue from nursing solution services of approximately 117.8% was mainly attributable to the acquisition of a nursing solution service provider. Revenue contribution from professional and solution services increased by approximately 52.5%, which was mainly attributable to the acquisition of a professional service provider. The steady growth in provision of logistics and other solution services of approximately 13.3% was primarily attributable to additional demand arising from increased work placements from major customers.

Cost of revenue

Cost of revenue increased by approximately HK$16.2 million or 53.5% from approximately HK$30.3 million in 6M2024 to approximately HK$46.5 million in 6M2025. Such increase was primarily attributable to a proportional rise in costs corresponding to the growth in revenue across all segments in 6M2025.

Gross profit

Gross profit increased by approximately HK$5.2 million or 71.2% from approximately HK$7.3 million in 6M2024 to approximately HK$12.5 million in 6M2025. Gross profit margin improved from approximately 19.4% in 6M2024 to 21.2% in 6M2025, primarily due to the improvement in gross profit margin across all segments.

General and administrative expenses

General and administrative expenses represented approximately 10.1% and 15.4% of our total revenue in 6M2024 and 6M2025, respectively. The increase in general and administrative expenses by approximately HK$5.3 million, or 139.5%, was mainly due to higher legal expenses, audit fee and directors’ remuneration in 6M2025.

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Other income (expense)

We recorded net other income of HK$58,376 in 6M2025, compared to net other income of HK$924,563 in 6M2024, primarily due to an decrease in other miscellaneous income.

Income tax expense

Our income tax expense was HK$582,201 for 6M2024 and HK$65,335 for 6M2025, primarily due to the decrease in income before provision for income taxes.

Net income

We recorded net income of approximately HK$2.7 million in 6M2025, compared to approximately HK$3.7 million in 6M2024. Such decrease was primarily attributable to the decrease in other income and increase in general and administrative expenses as discussed above.

Basic and diluted earnings per ordinary share

Basic and diluted earnings per ordinary share was approximately HK$7.74 and HK$ 1.55 per ordinary share for 6M2024 and 6M2025, respectively.

Segment information

The Company has three reportable segments:

1.	Professional solution services — delivery of accounting and auditing, company secretarial, and financial and compliance advisory services;

2.	Nursing solution services — delivery of temporary healthcare services to institutional clients, including social service organizations and nursing home and individuals; and

3.	Logistics and other solution services — delivery of logistic and warehouse human resources solution services to corporate customers.

Corporate and unallocated are operating expenses that are not directly allocated to the individual business units. These expenses primarily consist of operating lease cost, certain staff costs, and other various general and administrative expenses.

Segment information for the six months ended December 31, 2025 and 2024 is presented below. Our management does not manage the assets on a segment basis, therefore segment assets are not presented below.

	For the six months ended December 31, 2025
	Professional solution services	Nursing solution services	Logistics and other solution services	Corporate and unallocated	Total
	HKD	HKD	HKD	HKD	HKD
Revenue	12,152,382	28,076,788	18,775,200	—	59,004,370
Cost of revenue	5,943,604	24,151,470	16,412,772	—	46,507,846
Gross profit	6,208,778	3,925,318	2,362,428	—	12,496,524
Operating expenses
General and administrative	2,926,502	1,993,080	667,518	3,498,493	9,085,593
Selling and marketing	—	—	—	740,220	740,220
Total operating expenses	2,926,502	1,993,080	667,518	4,238,713	9,825,813
Income (loss) from operations	3,282,276	1,932,238	1,694,910	(4,238,713)	2,670,711
Other income (expense)
Interest income	—	—	—	3,681	3,681
Interest on bank loans	—	—	—	(100,913)	(100,913)
Other income (expense)	—	—	—	155,608	155,608
Total other income	—	—	—	58,376	58,376
Income (loss) before provision for income taxes	3,282,276	1,932,238	1,694,910	(4,180,337)	2,729,087
Income (loss) before provision for income taxes (US$)	420,805	247,723	217,296	(535,942)	349,882

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	For the six months ended December 31, 2024
	Professional solution services	Nursing solution services	Logistics and other solution services	Corporate and unallocated	Total
	HKD	HKD	HKD	HKD	HKD
Revenue	7,981,170	12,905,625	16,646,471	—	37,533,266
Cost of revenue	4,040,807	11,422,480	14,787,833	—	30,251,120
Gross profit	3,940,363	1,483,145	1,858,638	—	7,282,146
Operating expenses
General and administrative	2,225,751	191,280	190,740	1,201,735	3,809,507
Selling and marketing	—	—	—	164,884	164,884
Total operating expenses	2,225,751	191,280	190,740	1,366,620	3,974,391
Income (loss) from operations	1,714,612	1,291,865	1,667,898	(1,366,620)	3,307,755
Other income (expense)
Interest income	10,564	—	—	1,336	1,526
Interest on bank loans	-	—	—	(90,819)	(90,819)
Other income (expense)	1,030,280	—	—	(26,798)	1,003,482
Total other income (expense)	1,040,844	—	—	(116,281)	924,563
Income (loss) before provision for income taxes	2,755,456	1,291,865	1,667,898	(1,482,901)	4,232,318

The Company’s assets, including non-current assets are located in Hong Kong, and are used to generate the Company’s various revenue streams that are all sourced in Hong Kong.

Liquidity and Capital Resources

We financed our operations primarily through cash flows from operations and loans from banks, if necessary. As of December 31, 2025, we had cash and cash equivalents of approximately HK$10.2 million. As of December 31, 2025, our current assets were approximately HK$40.3 million, and our current liabilities were approximately HK$12.4 million. As of June 30, 2025, our current assets were approximately HK$$32.4 million, and our current liabilities were approximately HK$10.9 million. Our current ratio improved from approximately 3.0 as of June 30, 2025 to 3.3 as of December 31, 2025.

For enquiry, please contact:

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

Email: jack.wong@jfy.hk

Phone: +852 2691 8200

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